UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Banco Bilbao Vizcaya Argentaria, S.A.
(Name of Issuer)
Ordinary Shares, nominal value €0.49 per share
(Title of Class of Securities)
05959110
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05959110

1)	NAMES OF REPORTING PERSON Mr. Manuel Jove Capellá S.S. or I.R.S. Identification No. of Above Person

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

	Spain

	5)	SOLE VOTING POWER

NUMBER OF		189,647,774

SHARES	6)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7)	SOLE DISPOSITIVE POWER
REPORTING
PERSON		189,647,774

WITH:	8)	SHARED DISPOSITIVE POWER

		-0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	189,647,774

10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.06%

12)	TYPE OF REPORTING PERSON

	IN

CUSIP No.	05959110

1)	NAMES OF REPORTING PERSON Inveravante Inversiones Universales, S.L. S.S. or I.R.S. Identification No. of Above Person

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

	Spain

	5)	SOLE VOTING POWER

NUMBER OF		189,647,774

SHARES	6)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7)	SOLE DISPOSITIVE POWER
REPORTING
PERSON		189,647,774

WITH:	8)	SHARED DISPOSITIVE POWER

		-0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	189,647,774

10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.06%

12)	TYPE OF REPORTING PERSON

	OO

CUSIP No.	05959110

1)	NAMES OF REPORTING PERSON Inversiones Frieira, S.L. S.S. or I.R.S. Identification No. of Above Person

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

	Spain

	5)	SOLE VOTING POWER

NUMBER OF		19,573

SHARES	6)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7)	SOLE DISPOSITIVE POWER
REPORTING
PERSON		19,573

WITH:	8)	SHARED DISPOSITIVE POWER

		-0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	19,573

10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	.00052%

12)	TYPE OF REPORTING PERSON

	OO

CUSIP No.	05959110

1)	NAMES OF REPORTING PERSONS Bourdet de Inversiones, SICAV, S.A. S.S. or I.R.S Identification No. of Above Person

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3)	SEC USE ONLY

4)	CITIZENSHIP OR PLACE OF ORGANIZATION

	Spain

	5)	SOLE VOTING POWER

NUMBER OF		19,573

SHARES	6)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7)	SOLE DISPOSITIVE POWER
REPORTING
PERSON		19,573

WITH:	8)	SHARED DISPOSITIVE POWER

		-0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	19,573

10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	.00052%

12)	TYPE OF REPORTING PERSON

	IV

Item 1(a).	Name of Issuer:

Banco Bilbao Vizcaya Argentaria, S.A. ( “BBVA” )

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Plaza de San Nicolas 4 48005 Bilbao, Spain

Item 2(a).	Name of Person(s) Filing:

Mr. Manuel Jove Capellán
Inveravante Inversiones Universales, S.L., f/k/a IAGA Gestión de Inversiones, S.L.
(“Inveravante”)
Inversiones Frieira, S.L.
Bourdet de Inversiones, SICAV, S.A.

Mr. Manuel Jove Capellán owns 99.95% of Inveravante; Inveravante owns 99.91% of Inversiones Frieira; Inversiones Frieira, S.L. owns 99.95% of Bourdet de Inversiones, SICAV, S.A.

Item 2(b).	Address of Principal Business Office:

Mr. Manuel Jove Capellán
Avenida Linares Rivas, No. 1, Bajo — Entreplanta
15005 A Coruña
Spain

Inveravante Inversiones Universales, S.L.
Avenida Linares Rivas, No. 1, Bajo — Entreplanta
15005 A Coruña
Spain

Inversiones Frieira, S.L.
Avenida Linares Rivas, No. 1, Bajo — Entreplanta
15005 A Coruña
Spain

Bourdet de Inversiones, SICAV, S.A.
C/ Padilla 17
28006 Madrid
Spain

Item 2(c).	Citizenship or Place of Organization:

Mr. Manuel Jove Capellán is a citizen of Spain.

Inveravante is a limited liability company organized under the laws of Spain.

Inversiones Frieira, S.L. is a limited liability company organized under the laws of Spain.

Bourdet de Inversiones, SICAV, S.A. is a collective investment scheme formed under the laws of Spain.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, nominal value €0.49 per share

Item 2(e).	CUSIP Number:

05959110

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	A broker or dealer under Section 15 of the 1934 Act

(b)	☐	A bank as defined in Section 3(a)(6) of the 1934 Act

(c)	☐	An insurance company as defined in Section 3(a) (19) of the 1934 Act

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940

(e)	☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐	A church plan that is excluded from the definition of investment Company under Section 3(c)(14) of the Investment Company Act of 1940

(j)	☐	A group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership
(a)	Amount Beneficially Owned:

See Item 9 of cover pages.

(b)	Percent of Class:

See Item 11 of cover pages.

(c)	Number of shares as to which the person has:
(i)	sole power to vote or to direct the vote

(ii)	shared power to vote or to direct the vote

(iii)	sole power to dispose or to direct the disposition

(iv)	shared power to dispose or to direct the disposition

See Items 5-8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

As of December 31, 2009, Inveravante has decreased its shares pledged to UBS Limited to secure a loan from UBS Limited to Inveravante pursuant to a Pledge Over Securities (“UBS Pledge Agreement”) between Inveravante and UBS Limited not entered into with the purpose nor with the effect of changing or influencing the control of BBVA, nor in connection with any transaction having such purpose or effect, from 121,911,732 to 114,732,877. Such shares are owned solely by Inveravante and are not held for the benefit of or on behalf of any other person. The UBS Pledge Agreement does not grant UBS Limited the power to vote or to direct the vote of the pledged securities or, prior to default, the power to dispose or direct disposition of the pledged securities.

As of December 31, 2009, Inveravante has decreased its shares pledged to BNP Paribas to secure a loan from BNP Paribas to Inveravante pursuant to a Pledge Over Securities (“BNP Pledge Agreement”) between Inveravante and BNP Paribas not entered into with the purpose nor with the effect of changing or influencing the control of BBVA, nor in connection with any transaction having such purpose or effect, from 27,134,212 to 14,878,018. Such shares are owned solely by Inveravante and are not held for the benefit of or on behalf of any other person. The BNP Pledge Agreement does not grant BNP Paribas the power to vote or to direct the vote of the pledged securities or, prior to default, the power to dispose or direct disposition of the pledged securities.

10,990,655 of Inveravante’s shares are pledged to secure a loan from Banco Pastor to Inveravante pursuant to a Pledge Over Securities (“Banco Pastor Pledge Agreement”) between Inveravante and Banco Pastor not entered into with the purpose nor with the effect of changing or influencing the control of BBVA, nor in connection with any transaction having such purpose or effect. Such shares are owned solely by Inveravante and are not held for the benefit of or on behalf of any other person. The Banco Pastor Pledge Agreement does not grant from Banco Pastor the power to vote or to direct the vote of the pledged securities or, prior to default, the power to dispose or direct disposition of the pledged securities.

15,000,000 of Inveravante’s shares are pledged to secure a loan from J.P. Morgan International Bank Limited, Brussels Branch to Inveravante pursuant to a Pledge Over Securities (“J.P. Morgan Pledge Agreement”) between Inveravante and J.P. Morgan International Bank Limited, Brussels Branch not entered into with the purpose nor with the effect of changing or influencing the control of BBVA, nor in connection with any transaction having such purpose or effect. Such shares are owned solely by Inveravante and are not held for the benefit of or on behalf of any other person. The J.P. Morgan Pledge Agreement does not grant from J.P. Morgan International Bank Limited, Brussels Branch the power to vote or to direct the vote of the pledged securities or, prior to default, the power to dispose or direct disposition of the pledged securities.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification
☐	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

☑	By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated:

Mr. Manuel Jove Capellán
By:	/s/ Mr. Manuel Jove Capellán
	Name:	Mr. Manuel Jove Capellán
	Title:	Authorized Signatory

Inveravante Inversiones Universales, S.L.
By:	/s/ Mr. Manuel Jove Capellán
	Name:	Mr. Manuel Jove Capellán
	Title:	Authorized Signatory

Inversiones Frieira, S.L.
By:	/s/ Mr. Manuel Jove Capellán
	Name:	Mr. Manuel Jove Capellán
	Title:	Authorized Signatory

Bourdet de Inversiones, SICAV, S.A.
By:	/s/ Mr. Manuel Jove Capellán
	Name:	Mr. Manuel Jove Capellán
	Title:	Authorized Signatory

EXHIBIT A — JOINT FILING AGREEMENT
The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.
Dated:

Mr. Manuel Jove Capellán
By:	/s/ Mr. Manuel Jove Capellán
	Name:	Mr. Manuel Jove Capellán
	Title:	Authorized Signatory

Inveravante Inversiones Universales, S.L..
By:	/s/ Mr. Manuel Jove Capellán
	Name:	Mr. Manuel Jove Capellán
	Title:	Authorized Signatory

Inversiones Frieira, S.L.
By:	/s/ Mr. Manuel Jove Capellán
	Name:	Mr. Manuel Jove Capellán
	Title:	Authorized Signatory

Bourdet de Inversiones, SICAV, S.A.
By:	/s/ Mr. Manuel Jove Capellán
	Name:	Mr. Manuel Jove Capellán
	Title:	Authorized Signatory